January 14, 2011

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Attention: Kathleen Collins

Re:	Lyris, Inc. (“Company”)
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 22, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 12, 2010
File No. 333-82154

Dear Ms. Collins:

     We have received your letter of December 13, 2010, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Lyris, Inc. (“Company” or “Registrant”) for the fiscal year ended June 30, 2010 and the Quarterly Report on Form 10-Q filed by the Company for the fiscal quarter ended September 30, 2010. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 1. Business

Intellectual Property, page 9

1.	We note your general disclosure regarding the company's patent applications. Please advise what consideration you gave to disclosing the duration of such patents, in accordance with Item 101(h)(4)(vii) of Regulation S-K.

Response:

We respectfully acknowledge your comment and will expand our general disclosure in future filings to include discussion of the duration of our patents pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Item 1A. Risk Factors

"We are subject to evolving and expensive corporate governance regulations…" page 19

2.	You indicate in this risk factor that the company filed late its Current Report on Form 8-K under Item 5.07 in July 2010. Please advise what consideration you gave to discussing the consequences of this late filing, such as the impact on the company's Form S-3 eligibility. Also, please tell us what consideration your principal executive and principal financial officers gave to your failure to file timely the report in making their effectiveness conclusion regarding your disclosure controls and procedures.

Response:
We inadvertently failed to file a Current Report on Form 8-K under Item 5.07 in connection with the voting results of our annual shareholder meeting, and filed the report belatedly when we became aware of this oversight. We considered the late report to be immaterial to our investors, in part because we do not anticipate needing to file a registration statement on Form S-3 for the twelve calendar months subsequent to this event.

In reviewing our disclosure controls and procedures at the end of the period in which this event occurred, our principal executive and financial officers determined that the late filing was an isolated event, that disclosure controls were not fundamentally flawed, and that personnel involved with filing our periodic reports had refreshed their familiarity with Form 8-K requirements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.	We note that deferred revenue includes amounts billed in advance for your hosting contracts, which are typically prepaid on a monthly, quarterly or annual basis. Since it appears that you do not always invoice for the entire arrangement up-front, tell us how you considered disclosing the amount of backlog orders (bookings) resulting from your subscription arrangements. We refer you to Item 101(c)(viii) of Regulation S-K. In addition, to the extent that revenues recognized from such arrangements are expected to have a significant impact of the variability of your results, tell us your consideration to discuss and analyze changes in your backlog/bookings as part of your Management's Discussion and Analysis disclosures.

Response:
We have considered the guidance in Item 101(c)(viii) of Regulation S-K in relation to backlog orders. As a software-as-a-service ("SaaS") provider, we do not disclose our backlog because we believe it is not helpful to the understanding of our business. Businesses whose revenue depends upon firm orders for delivery of tangible units can be subject to capacity constraints. In contrast, our SaaS hosting services are not subject to capacity constraints and they do not create future financial obligations because they do not require a significant commitment of resources. As a result, we believe that a discussion of our (SaaS hosting services) backlog does not add insight to the understanding of our business. Further, backlog is not a metric that we track internally, and we do not receive questions about it from the investment community.

4.	Aside from your discussion of certain post year-end events, your "Overview" appears to be more in the nature of a summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your "Overview" to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing you and how management is dealing with these issues. In this regard, we note discussion of the company's reorganization plan in Note 15 to the Notes to the Consolidated Financial Statements (pursuant to which company expects to incur severance costs of $0.4 million and terminate approximately 15% of its workforce). Refer to Section III.A of SEC Release No. 33-8350.

Response:
We respectfully acknowledge your comment and in our future filings, we will include an expanded “Overview” section as discussed in Section III.A of SEC Release No. 33-8350.

Financial Results of Operations for Fiscal Years 2009 and 2010, page 23

5.	We note your discussion of results of operations where you refer to various factors that have impacted your cost of revenue and other operating expenses without quantifying the impact of each factor. For example, you attribute the increase in cost of revenue primarily to an increase in employee related expenses which partially resulted from an increase in headcount. You also indicate several other factors which contributed to the increase in such costs. Where a material change is attributed to two or more factors, tell us how you considered quantifying each factor, including any offsetting factors that contributed to such change in your operating results discussion. In addition, tell us your consideration to provide comparative headcount data to assist in explaining the fluctuations in your cost of revenue and other operating expenses. We refer you to the guidance of Section III.D of SEC Release 34-26831.

Response:
We respectfully acknowledge your comment and will quantify factors accounting for material changes in our financial results in future filings pursuant to Section III.D of SEC Release 34-26831.

In future filings, we expect that disclosure to be substantially as set forth below:

Cost of Revenues was $20.6 million for the year ended June 30, 2010 compared to $18.8 million for the year ended June 30, 2009, an increase of $1.8 million. The increase was attributable to a $1.3 million increase in salaries and related benefits due to an increase in the number of our engineering resources to continue our build out of Lyris HQ and our international expansion, a $0.2 million increase in the cost of processing customer transactions, a $0.2 million increase in hosting facility costs as we began to amortize capitalized product development costs, added a new co-location and enhanced our product delivery and product capacity, and a $0.1 million increase in amortization of developed technology.

General and administrative expense was $6.9 million for the year ended June 30, 2010 compared to $6.3 million for the year ended June 30, 2009, an increase of $0.6 million. The increase was attributable to a $0.6 million increase in salaries and related benefits, a $0.2 million increase in bad debt expense resulting from recessionary market conditions, offset in part by a $0.2 million decrease in outsourced professional services expenses, which reflected cost reduction efforts for the year ended June 30, 2010.

Research and development expense was $3.3 million for the year ended June 30, 2010 compared to $3.6 million for the year ended June 30, 2009, a decrease of $0.3 million. The decrease was attributable to a $1.3 million decrease in capitalization of product development costs, offset in part by a $1.0 million increase in employee-related costs as we assigned more employees to research and development projects to develop more robust products for the year ended June 30, 2010.

Sales and marketing expense was $13.5 million for the year ended June 30, 2010 compared to $14.5 million for the year ended June 30, 2009, a decrease of $1.0 million. The decrease was attributable to lower employee-related expenses as we experienced growing employee turnover and generally lower headcount in sales and marketing at the senior management and lower levels.

Amortization of customer relationships and trade names expense was $2.0 million for the year ended June 30, 2010 compared to $1.7 million for the year ended June 30, 2009, an increase of $0.3 million. The increase was attributable to a $0.2 million increase as a result of a change in the estimated useful lives of some intangible assets from indefinite to a definite life of approximately three years at the end of fiscal year 2009, which resulted in additional amortization expense in fiscal year 2010, and a $0.1 million increase due to a full year of amortization expense associated with intangible assets recorded with the acquisition of our UK distributor late in fiscal year 2009.

Liquidity, Capital Resources and Financial Condition

Cash and Cash Equivalents, page 26

6.	We note your revenues increased by approximately 2% during fiscal 2010 compared to fiscal 2009, while your accounts receivable increased approximately 8%. Please tell us how you considered disclosing the reasons for changes in accounts receivable and/or providing a days sales outstanding analysis for each period presented. We refer you to Item 303(a)(1) of Regulation S-K.

Response:
We respectfully acknowledge your comment and we will enhance our liquidity discussion pursuant to Item 303(a)(1) of Regulation S-K in future filings.

For the year ended June 30, 2010, our change in revenue is not correlated with our change in our accounts receivable for the following reasons:

Accounts receivable was $7.9 million for the year ended June 30, 2010 compared to $7.4 million for the year ended June 30, 2009, including allowances for doubtful accounts of $0.8 million and $0.9 million, respectively. The accounts receivable increase of $0.5 million was attributable to a $0.4 million increase in receivables from customers that were invoiced close to the fiscal year ended June 30, 2010, and a $0.2 million increase due to a slower collection cycle in our international operations as we are in an expansionary phase in those businesses, offset by a $0.1 million decrease to allowances for doubtful accounts for fiscal 2010 from fiscal 2009 due to increased write offs of balances deemed uncollectible due to the economic conditions for fiscal 2010.

Revolving Line of Credit, page 27

7.	We note that as of June 30, 2010 there were no amounts outstanding under the company's revolving credit line with Comerica Bank. We further note that the company later amended its loan agreement to revise certain financial covenants and waive compliance with the EBITDA financial covenant for the August 2010 measuring period. Please advise whether the company was in compliance with all covenants under the loan agreement as of its fiscal year end and what consideration you gave to disclosing such information here.

Response:
The Company was in compliance with all covenants under the loan agreement as of June 30, 2010. Subsequent to the end of fiscal 2010, the financial impact of our CEO’s resignation, the hiring of his replacement and termination and severance expenses relating to a down-sizing initiative resulted in our being out of compliance with the financial covenants in the credit agreement as of August 2010. The necessary covenant compliance waiver and amendment to the credit agreement were disclosed under the Subsequent Events section of Note 15 to the Consolidated Financial Statements in our Annual Report on Form 10-K for fiscal 2010.

Critical Accounting Policies and Estimates

Goodwill. Long-lived Assets and Other Identifiable Assets, page 30

8.	We note your discussion regarding goodwill as a critical accounting policy where you indicate that the fair value of the reporting unit exceeded its carrying value at June 30, 2010. Please clarify whether you determined that the estimated fair value of your reporting unit was substantially in excess of its carrying value and if so please disclose this determination in future filings. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test and discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting units. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response:
The Company determined that the estimated fair value of the Company's reporting unit was substantially in excess of its carrying value. The carrying value of the reporting unit was approximately $30.7 million at June 30, 2010. The fair value of the reporting unit under the Income Approach, specifically utilizing the Discounted Cash Flow Method, was approximately $34.2 million at June 30, 2010 based on several assumptions. These assumptions include, but are not limited to, anticipated operating income growth rates, our long-term anticipated operating income growth rate, and the discount rate, including a specific reporting unit risk premium. The assumptions used are based upon what we believe a hypothetical marketplace participant would use in estimating fair value. This resulted in an excess of fair value under the Income Approach over the carrying value of approximately $3.5 million or 11.4%. The fair value of the reporting unit under the Market Capitalization Approach was approximately $41.3 million at June 30, 2010 based on the Company's closing share price on June 30, 2010 of $0.34 multiplied by 121.4 million shares outstanding as of June 30, 2010. This is an excess of fair value under the Market Capitalization Approach over the carrying value of approximately $10.6 million or 34.5%.

We respectfully acknowledge your comment and will expand our discussion regarding goodwill in future filings if we determine that the estimated fair value of our reporting unit is substantially in excess of its carrying value. To the extent that our reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of our goodwill impairment analysis, we will discuss and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test and discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of our reporting units pursuant to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

 Item 9A. Controls and Procedures, page 55

9.	We note your statement under "inherent limitations on effectiveness controls" that "a control system, no matter how well designed and operated, can provide only reasonable, and not absolute assurance that the control system's objectives will be met." If you continue to use this "reasonable assurance" language, you should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:
We respectfully acknowledge your comment and confirm that our principal executive officer and principal financial officer did conclude that, as of June 30, 2010, our disclosure controls and procedures were effective at the reasonable assurance level. In future filings, we will provide similar positive disclosure if we continue to use the “reasonable assurance” language as part of our description of our disclosure controls and procedures.

10.	We note your statement that there were no changes in your internal control over financial reporting "during the fiscal year 2010" that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please revise to disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth quarter in the case of an annual report). We refer you to Item 308T(b) of Regulation S-K.

Response:

We respectfully acknowledge your comment and confirm that in future filings we will revise our disclosure regarding changes to our internal control over financial reporting pursuant to Item 308T(b) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance

Directors, page 56

11.	Please advise what consideration you gave to discussing each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response:
Our board of directors is responsible for providing direction and oversight of Lyris’ business. In order for the board to fulfill its responsibilities, it is desirable for the board to include members who collectively possess broad-based educational backgrounds and practical business experience in areas related to our business. Those areas of experience may include, for example, a general knowledge of the global business environment, marketing, financial markets, internet related businesses and prior experience as a director of a public company. Collectively, our directors possess these characteristics. We respectfully acknowledge your comment and will include this additional language and enhance each director’s biography to discuss their specific skills and/or experiences that qualifies each to serve as a director on our board in future filings.

Item 11, Executive Compensation

Annual Bonus Plan, page 61

12.	You note that annual incentive bonuses are based on achievement of both individual performance and company performance. However, you have not included a discussion of the specific individual and company performance objectives or their impact on compensation determinations. Please expand your discussion to provide additional detail and analysis regarding how the achievement or non-achievement of individual and company performance goals impacted actual compensation for each named executive officer during fiscal year 2010. In this regard, we note that the company did not achieve the established performance targets, but that all named executive officers received a bonus. We would expect such analyses to include discussion of all bonus criteria for fiscal year 2010 (including how such factors were weighted), whether any named executive officers satisfied their pre-established individual performance targets, and to what extent the Compensation Committee exercised discretion in awarding or withholding payouts pursuant to the bonus plan.

Response:

We respectfully acknowledge your comment and in future filings we will provide the requested disclosure about performance objectives, achievement or non-achievement, and their relationship to bonuses paid.

In fiscal year 2010, the Compensation Committee elected not to establish Company and individual performance objectives as the basis for awarding bonuses, due to circumstances presented by the difficult economic environment. Bonuses were paid to executive officers to retain their services, to develop and execute the Company’s strategies and achieve its goals. Bonuses for fiscal year 2010 were set by the Compensation Committee based on the financial resources the Compensation Committee deemed available and their subjective evaluation of the contributions of various executives.

Form 10-Q for the Quarter Ended September 30, 2010 Note 1. Nature of Business and Basis of Presentation Revenue Recognition, page 7

13.	We note that you adopted ASU-2009-13 on a prospective basis (effective July 1, 2011) for multiple element arrangements that include subscription services and professional services. With regards to the adoption of this new guidance, please explain further the following:

  You indicate that your subscription services have standalone value as such services "are often sold separately," however, you use estimated selling price (''ESP") to establish fair value for the subscription services included in multiple element arrangements as you do not have VSOE for such services. Considering such services are often sold separately, explain further why you are unable to establish VSOE for your subscription services;

  Response:
  We are still developing a market for our products. To establish VSOE for a component of a multiple element arrangement, we understand that the price of the majority of standalone sales should fall within a narrow range around the median price. However, to date, the prices at which the standalone components of our subscription services are sold do not yet fall within a narrow enough range around the median price to establish VSOE.

  For multiple element arrangements entered into prior to July 1, 2010, explain further how you determined fair value for the hosting services included in such arrangements and tell us why you are unable to use similar methodologies for establishing fair value under the new guidance. To the extent you were historically unable to determine fair value for such services, please clarify how you were able to account for these arrangements as separate units of accounting without establishing fair value for this undelivered element;

  Response:
  For multiple element arrangements entered into prior to July 1, 2010, we were not able to establish fair value for hosting services.

  As disclosed in our Form 10-Q for the quarter ended September 30, 2010, we account separately for professional services sold when hosted services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value for each deliverable. Since fair value of hosting services was not established, we do not account for such services as separate units of accounting in multiple element arrangements.

  Tell us the amount of revenues recognized during fiscal years 2010 and 2009 from both (a) multiple-element arrangements in which revenues were recognized separately for professional, subscription and maintenance services and (b) multiple- element arrangements that did not qualify for separation and accordingly were recognized ratably over the subscription term as one unit of accounting. To the extent the revenues from (b) were significant to total revenues, please clarify whether you now account for revenues from similar-type arrangements, entered into or materially modified after July 1, 2010, as separate units of accounting. If so, explain further why the adoption of ASU 2009-13 did not have a material impact on your financial statements. If you continue to account for such arrangements as a single unit of accounting, explain further why these arrangements did not qualify for separation under the new guidance;

  Response:
  Over the past several years, our sales mix has evolved significantly and this has impacted how the services we offer are bundled and sold. Specifically, certain services we offered in the past as separate items may now be part of a single item offered to customers. The accounting treatment for these types of items is driven by the revenue recognition method of the undelivered element (hosting service) and recognized ratably over the term of the contract.

Without considerable, extended effort, we are not able to quantify the information requested. The specific data needed to quantify the information requested has not been captured throughout time in our underlying systems; therefore providing such information would demand a number of additional resources and require time-consuming manual analysis. We considered estimating the amounts based on the most recent quarterly period, but concluded that this could be misleading due to the evolution of our sales mix and not indicative of prior period results, or for any future period.

Multiple-element arrangements that did not qualify for separation under previous guidance are now accounted for separately, as a result of the amendments to the criteria in subtopic ASC 605-25 for separating consideration in multiple element arrangements which 1) replaced the fair value criteria with ESP and 2) removed the criteria for establishing the fair value of the undelivered item within multiple element arrangements for separating units of accounting.

Consistent with past practices, we continue to evaluate whether multiple-element arrangements’ deliverables can be accounted for as separate units of accounting based on the criteria that remained unchanged from previous guidance, where the delivered item 1) has value on a standalone basis and 2) does not have the right of return.

Those services that do not have standalone value to our customers and do not meet separability criteria, such as Start Up and Set Up, are accounted for as a single unit of accounting.

We adopted ASU 2009-13 at the beginning of our first quarter of fiscal 2011 on a prospective basis for transactions entered into or materially modified after July 1, 2010. The population of transactions subject to newly adopted guidance includes only those arrangements entered into or materially modified within the first three months of fiscal 2011. The accounting treatment for arrangements entered into prior to July 1, 2010 continues to follow legacy accounting rules and the revenue recognition method applied to certain types of arrangements has not changed upon adopting new guidance, and does not affect the revenue recognized. As such, the adoption of ASU 2009-13 resulted in recognition of an additional $20,000, as compared to revenue that would have been recognized under the previous guidance. The adoption of the new guidance is not material to our financial statements for the quarter ended September 30, 2010, and we do not anticipate the impact to be material for the remainder of fiscal 2011. However, it may result in a material impact in the future, due to the change in factors driving the revenue recognition method. In future filings, we will continue to disclose and discuss the material impact of adopting ASU 2009-13 when applicable.

  Tell us how you account for the maintenance services included in your multiple element subscription arrangements under both the previous and new guidance;

  Response:
  Maintenance services sold as part of a multiple element subscription arrangement are recognized ratably over the term of the related subscription contract. This method is consistent with our practice for similar type arrangements entered into prior to July 1, 2010.

  You indicate that significant factors considered when determining ESP include market conditions, underlying costs, promotions and pricing history of similar services. Please tell us and expand your disclosures to more clearly explain how you determine ESP. In this regard, describe further how each of these factors are used in determining ESP and include a discussion of any other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. We refer you to ASC 605-25-50-2; and

  Response:
  We respectfully acknowledge your comment and will include in our future filings the assumptions used to establish ESP. We expect that disclosure to be substantially as set forth below:

  To establish ESP, we analyzed the population of items sold. For each of the items sold, we stratified the population by product type and level, and considered several data points, such as 1) average price charged, 2) weighted average price to incorporate the frequency of each item sold at any given price, and 3) the median price charged. We then compared the three price points with the existing price list. (Please note that the price list is used by our sales team as a point of reference and does not represent fair value.) Further, we engaged in discussions with the sales team to incorporate the feedback gained from customer facing activities. This feedback included consideration of current market trends for pricing charged by companies offering similar services, competitive advantage of the products we offer and recent economic pressures that have resulted in lower spending on marketing activities. ESP for each item in the population was established based on the factors noted above and was reviewed by management.

  Please clarify whether you expect the adoption of the new guidance will have a material effect on periods subsequent to the period of adoption and tell us how you considered disclosing the impact on future periods pursuant to the guidance in ASC 605-25-65(c)(4).

  Response:
  As discussed in our response to the third bullet point of comment number 13, the impact from the adoption of the amended revenue recognition rules on total revenue, net income, and deferred revenue was not material for the three months ended September 30, 2010. The new accounting guidance for revenue recognition is not expected to have a significant effect on total revenue in periods after initial adoption, although the impact on the timing and pattern of revenue will vary depending on the nature and volume of new or materially modified contracts in any given period. We expect that the new accounting guidance will facilitate our efforts to optimize the sales and marketing of our offerings due to better alignment between the economics of an arrangement and the accounting for that arrangement.

  Such optimization may lead us to modify our pricing practices, which could result in changes in the relative selling prices of our elements, including both VSOE and ESP, and therefore change the allocation of the sales price between multiple elements within an arrangement. However, this will not change the total revenue recognized with respect to the arrangement. We will ensure future disclosures include discussion of factors that impact our revenue recognition under the newly adopted accounting principles.

As requested, please be advised that the Company acknowledges the following:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Heidi Mackintosh, our Chief Financial Officer, at (510) 844-2178, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (510) 844-1528.

Sincerely yours,

/s/ Wolfgang Maasberg
Wolfgang Maasberg
President and Chief Executive Officer

cc:	Heidi Mackintosh, Lyris, Inc
Horace Nash, Fenwick & West LLP
Michael Benjamin, Burr Pilger Mayer, Inc